Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, CA 94105

July 12, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Evan S. Jacobson, Attorney-Advisor
Edwin Kim, Attorney-Advisor

Re:	Trulia, Inc.
Registration Statement on Form S-4 (File No. 333-189226)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Trulia, Inc., a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 1:00 p.m., Eastern Time, on Monday, July 15, 2013, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rezwan D. Pavri, Esq. of Wilson Sonsini Goodrich & Rosati P.C. at (650) 565-3574 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Pavri via facsimile at (650) 493-9300 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely, TRULIA, INC.

By:	/s/ Scott Darling
	Name:	Scott Darling
	Title:	Vice President and General Counsel